Exhibit 99.1

CUSIP No 264142100

Strongbow Capital, Ltd

Value Investments, Activist Strategies

Queensgate House, South Church Street, P.O. Box 1234, George Town, Cayman Islands, British West Indies.

19th August 2004.

Mr. Glen L. Shank

Chairman and President

Duckwall-ALCO Stores, Inc.

401 Cottage Street

Abilene

Kansas 67410-2832

USA.

By Fax

Dear Glen,

As you know, we filed our first 13D with respect to our ownership of 388,610 shares Duckwall-Alco Stores, Inc. (the “Company”) on the 16th April – four months ago. This stake equates to 9% of the Company’s shares and makes us the third largest shareholder. Since that time, the company has not made any public announcements showing progress in dealing with, or seriously addressing, the important issues we raised in regard to the Company’s operating performance. Since our 13D filing we have expressed our concerns about the Company’s operating performance in conversations with other shareholders who, together with Strongbow Capital, Ltd., hold over 60% of the Company’s stock.

As discussed in our 13D, we believe there is huge potential for the Company to produce dramatically stronger financial performance – and thereby earn a dramatically higher stock price1. However, if this is to be achieved quickly and efficiently, we believe that it is critical that the Company formulates and implements a focused and aggressive turnaround plan. As is almost always the case with such a plan, it is likely to require difficult management decisions be made, corporate culture improved and old ways of doing things changed. If the negative financial trends of the last several years are to be reversed, more than minor cosmetic changes will be needed.

In response to the Company’s silence to date, we have decided, ourselves, to formulate a straightforward set of five actions that we believe could be used as a framework for a more detailed plan to achieve significantly improved financial performance. Further, we believe these actions could be implemented in a 6-12 month time frame. Importantly, we do not claim to have all of the answers - this is why we have included one proposal that the Company employ an outside consulting firm to analyze the Company’s sales performance. Further, as outsiders, we have obviously been limited to the use of publicly available information; however, since we began purchasing our stake in the Company we have visited over 25 Company stores as well as numerous competitors’ stores in the same markets. We spoke with many of the Company’s store managers. Most importantly, the nature of the Company’s business has also allowed us to do significant work in comparing the Company’s financial performance with that of

[1]	The shares of Fred’s Inc. (NASDAQ: FRED) - one of the least expensively valued companies in the Company’s industry group - which has generated ROE’s of around 10-13% over the last several years, is trading at 210% of its book value per share. If this valuation were applied to our Company’s book value per share of just over $25, it would equate to a stock price of over $52.00 (versus a current actual price of $16.81).

CUSIP No 264142100

other comparable companies in its industry group, allowing us to identify the areas where the Company is failing to perform to industry norms. We believe that, if implemented aggressively, this five-point plan could potentially result in significantly higher profitability for the Company and a much higher market price for its shares.

Our five proposals are as follows:

1.	Employ a respected consulting firm to investigate and make proposals for improving the Company’s below-par same-store sales performance

2.	Immediately initiate an aggressive S,G&A expense reduction program

3.	Use the Company’s depreciated stock price to add shareholder value through share buybacks

4.	Split the roles of Chairman and President to improve corporate governance and management accountability

5.	Improve shareholder communications and financial disclosures

1. Employ a respected consulting firm to investigate and make proposals for improving the Company’s below-par same-store sales performance

We believe that the greatest potential to add value to the Company’s performance is through improvements in the Company stores’ same-store sales. Relative to the Company’s industry group, two things are clear with regard to sales: firstly, the Company’s absolute sales per square foot are much lower than the average for the industry group, and secondly, the Company’s same store sales growth rates are consistently inferior to the average same store growth rates of the industry group companies. Importantly, many of our Company’s stores compete directly with stores owned and managed by one or more of these companies. According to our research, several companies in the Company’s industry group are achieving over 50% more in overall company sales per square foot than our Company (when one recognizes that based on existing relationships among sales, earnings and stock market price, every 1% increase in our Company’s sales could add over $2.00 to the Company’s share price2, it becomes clear that reducing this ‘sales gap’ could be an enormous opportunity for creating shareholder value).

We believe strongly that an investigation of the reason(s) for this comparative sales under-performance is critical. In this regard, we believe the Company should employ a respected consulting firm to investigate the current sales performance and make proposals for their improvement. With regard to the cost of such a study, we would strongly encourage the board to consider such expenses on both a per-share basis, and more importantly, relative to the potential upside in the value of the Company’s shares should it act as a catalyst to improve the Company’s operating performance and ROE3. For example, a one-time, $500,000 fee would equate to 12c per share (or 0.7% of the current share price) – the current gap between the Company’s share price and its book value is $8.54 per share (or 50.8% of the current share price).

We believe that there are two areas that merit particular investigation in regard to improving sales:

a)	One area that we believe needs to be looked at is inventory mix. One impression we got from speaking with the Company’s store managers is that they have little, if any, influence on the inventory mix within their own stores. In several cases, managers were able to identify whole product categories that simply don’t sell at their locations. Our general impression was that the Company is not utilizing these store managers as a resource in helping to better customize inventory mix to individual specific stores (we also sensed that this fact had created some frustration with these managers). Importantly, relative to the companies in its industry group, our Company holds a much greater percentage of its total balance sheet assets in inventory. If there is indeed significant capital tied up in inventory that is not turning over in some

[2]	A 1% increase in the Company’s sales would have equated to $4.33 million last year. Assuming the achieved gross margin of 33%, this would have added $1.43 million to pre-tax earnings. With a 36% tax rate, this equates to an increase in Net income of $914,000 (or 21c per share). At a P/E multiple of 10, incremental EPS of 21c equates to $2.10 of incremental market value per share.
[3]	Return on equity, defined as Net Income divided by beginning Shareholders’ equity.

CUSIP No 264142100

(or maybe all) of the Company’s stores, this may well be a factor in the Company’s below-average ROE. There is, of course, an economic cost to the Company4 in tying up equity capital in inventory – where the returns on that capital are below that cost, shareholder value is being destroyed. We suspect, given the Company’s relatively high Inventory/Assets ratio, combined with the Company’s relatively low Sales per square foot, that a significant proportion of inventory is not meeting such a hurdle – in other words, as confirmed by the store managers, much of what is on our stores’ shelves is not sufficiently demanded by our customers. We believe that any analysis of the Company’s sales performance should include an effort to identify and reduce the levels of such under-performing inventory. Where identified, such inventory should be replaced with higher returning inventory, or failing that, liquidated - with the cash generated used in a way that provides greater value to shareholders (for example, to fund stock repurchases or a distribution to shareholders). Any asset, including inventory, must justify itself by earning a minimum return – where it cannot, the capital should be returned to shareholders.

b)	According to a recent ‘Business Week’ article[5], dollar stores (eg: Dollar General, Family Dollar, Dollar Tree Stores, etc.) are thriving and are now the ‘fastest growing retailers in America’. In fact, according to the article, the dollar stores are performing so strongly that Wal-Mart, Target and Kroger are all now testing dollar-store sections within their own stores in reaction to the success of the dollar store chains. Like our Company’s retail outlets, the dollar stores tend to be located centrally in smaller rural towns and, as you know, many of our Company’s stores compete directly with stores owned by these companies. We believe that all of the publicly traded dollar store chains are generating significantly higher company-level sales per square foot than our Company. Importantly, while dollar stores tend to be about half the size of an ALCO store, according to the same article, Dollar General has recently successfully tested a larger ‘Dollar General Market’ store format (17,000 square feet store, with half the space devoted to food) and has begun rolling out this new format this year. Given the success of the dollar store chains, and the fact that larger chains are emulating the dollar store format in sections of their stores, we believe that the Company could potentially learn some valuable lessons by taking a very close look at the dollar store business model (including in the area of inventory mix). If Wal-Mart believes its worth emulating the dollar stores, why not ALCO? After all, we don’t have to reinvent the wheel.

2. Immediately initiate an aggressive S, G&A expense reduction program

In fiscal 2000, the Company had total S,G&A expenses of $104.0 million; with an average number of stores that year of 263, this equated to average S,G&A expense of $395,326 per store. By last year (fiscal 2004), total S,G&A expenses had grown to $125.7 million; with an average number of stores of 264, the average per store had grown to $476,235. This equates to annual growth in average S,G&A expenses per store of 4.8%; this figure is significantly higher than inflation, and more importantly, significantly higher than the corresponding annual growth in Gross margin per store of 3.5%6 over the same period. To allow S,G&A expense to grow at an average annual rate that is over 1% higher than the average annual growth in Gross margin erodes Operating profit over time7 and is totally unacceptable.

As we outlined in our 13D dated April 16th, we believe that small reductions in the Company’s S,G&A expenses could have a dramatic effect on Net income and Return on equity (ROE). In fact, we believe that every 1% reduction in the Company’s S,G&A expense could lead to a $1.85 increase in the Company’s stock price (an

[4]	The Company’s cost of equity, which we estimate is at least 8-10% per year
[5]	Business Week, May 10th 2004. “Out-Discounting The Discounter - why dollar stores that sell at cut-rate prices are giving Wal-Mart pause”, Page 78-79.
[6]	In fiscal 2000, Gross margin was $124.5m (or with an average of 263 stores, $473,307 per average store). By fiscal 2004, it had risen to $143.6m (or with an average of 264 stores, $543,818 per average store). This equates to an average annual growth rate of 3.5% in Gross margin per average store over the period.
[7]	Operating profit has declined from $15.8 million in 1998 to $10.6 million in 2004

CUSIP No 264142100

increase of 11%)8. Further, we believe that improvements on the expense side could be achieved more quickly than improvements in Sales. With regard to the actual potential for realizing these very small percentage savings, we simply can’t accept that this Company is run as such a ‘tight ship’ that savings of 1c, 2c or 3c on the dollar cannot be found. We note that on a per share basis, the total S,G&A expense of $125.7 million in fiscal 2004 equated to $29.23 per share9 – the size of this figure again indicates the degree of operating leverage available to the Company to leverage small percentage expense reductions into much larger percentage increases in earnings (and therefore ROE).

As in the case of inventory-mix decisions, we believe that if incentivized correctly, the store managers could be a valuable resource in reducing store level expenses. In fact, since it is an improvement in ROE that will drive share value, we believe store managers should be incentivised to maximize the ROE at the store level. In effect, this would mean maximizing sales, minimizing expenses and reducing low-returning capital (particularly low-returning inventory).

3. Use the Company’s depreciated stock to add shareholder value through share buybacks

The Company currently retains 100% of its earnings. Those earnings are then reinvested in the business and add directly to Shareholders’ equity on its balance sheet. Given the Company’s relatively stable historical ROE of between 5-7%, we can assume that retained earnings have been reinvested at similar returns over the last several years. Because these returns are below any reasonable estimate of the Company’s cost of equity, the market is currently valuing those retained earnings at 66c on the $1 (ie: the stock is trading at a Price/Book value ratio of 66%). We believe that turning hard-earned $1 bills into 66c for shareholders makes little sense.

Until the Company is generating a ROE that equals or exceeds the Company’s cost of equity, we believe that the board should strongly consider lowering the portion of annual earnings retained in the business. We believe that the Company should be setting aside some portion of annual earnings to repurchase shares and/or pay a dividend. Of these alternatives, we believe that the Company’s current share price offers a significant opportunity to increase per share value through share repurchases. We believe the choice between using retained earnings to open new stores – by definition, at a cost of 100c on the dollar - is significantly less attractive than using those same funds to ‘repurchase’ the Company’s own stores at 66c on the dollar (which is what the Company could be doing by repurchasing it’s own shares at 66% of their book value). In addition, at current prices, we believe that repurchases would result in both increased book value and earnings per share for non-selling, continuing shareholders. We believe that, at current prices, the Company’s own shares offer a far more attractive investment opportunity than reinvesting earnings in new stores generating a 6% ROE.

4. Split the roles of Chairman and President to improve corporate governance and management accountability

We believe that a splitting of the roles of Chairman and President would be beneficial to the Company in several ways. Firstly, in this post-Enron era, it would demonstrate the Board’s commitment to meeting generally accepted, good corporate governance standards10. Secondly, the Board’s fiduciary duty is to the company’s shareholders, with one of its most important functions being its oversight of management performance on behalf of those shareholders; in order to play this role without any perceived (or real) conflicts of interest, we believe it important that the board is led by a Chairman who is not, himself, a member of that same management. Thirdly, following a number of very positive conversations with certain of the Company’s directors, it is clear to us that the Board has tremendous depth

[8]	Our rationale is as follows: S,G&A expense in fiscal 2004 was $125.7 million, so a 1% reduction would add $1.26 million to before-tax earnings. Assuming a 36% tax rate, this would add $806,400 to Net income. This equates to 18.5c per share in incremental earnings. Applying a P/E multiple of 10 to this figure equates to $1.85 of incremental value per share.
[9]	$125.7 million divided by 4.3 million shares.
[10]	The splitting of the role of Chairman from that of the most senior member of management (CEO or President) has been cited as a good corporate governance principle by a distinguished commission sponsored by the Conference Board.

CUSIP No 264142100

of knowledge in the retailing business – a splitting of the Chairman and President roles could allow greater input from other directors in the strategic direction and operations of the business11.

5. Improve shareholder communications and financial disclosures

We believe that improved shareholder communications and financial disclosures could add value for shareholders in several ways. Firstly, and most obviously, greater financial disclosures allow investors to analyze the stock more completely and therefore reduce risk and uncertainty. Secondly, improved shareholder communications by the company’s management demonstrates to investors that management recognizes that it is accountable to the company’s owners, its shareholders.

With regard to specific improvements in disclosure, we urge the Company to begin releasing (on a quarterly and annual basis) greater detail on the makeup of S,G&A expenses (eg: breakdown between rents, store-level payroll, head office expenses, distribution center expenses, insurance, etc.) and Net sales (eg: by product category). We also urge the Company to state the following metrics on financial reports and earnings releases: ‘Return on Shareholders’ Equity (ROE)’, ‘Operating Margin %’, ‘Sales per average square foot’ and ‘S,G&A expenses per average square foot’; tracking changes and trends in these metrics over time could be very useful for both shareholders and management.

In addition, analyst/investor conference calls allow investors to interact directly and ask questions of their company’s managers. In our initial 13D filing, we called on the Company to initiate quarterly conference calls and we are encouraged by the Company’s August 16th announcement regarding the initiation of such calls.

In conclusion

Most importantly, however, we hope that the Company’s lack of communication to shareholders to seriously address the operational issues we raised in our April 16th 13D is not reflective of a lack of action being taken at the board level. As mentioned in that filing, if the Company is unable to improve its operating performance as an independent company, we believe that the Board has an obligation to investigate whether it would be in the best interests of shareholders to sell the Company. As we write this letter, we continue to believe that shareholder value could be maximized through improved operations and ROE as an independent company. However, our patience is not infinite and we will be reviewing our position on this point when the second quarter earnings have been released. Needless to say, the more time that passes without the Company taking appropriate action to address the operating performance issues, the more likely we are to conclude that a sale of the Company - at the highest possible price per share - would be in the best interests of shareholders. In the event that we reach this conclusion, we may communicate with potential buyers regarding the benefits they could achieve from acquiring the Company, and the prospects for successfully completing such a transaction, and we expect shortly to begin exploratory conversations to identify suitable potential purchasers. Further, if the Company has not taken appropriate action to address operating performance issues and is still independent as next year’s proxy season approaches, we also may initiate a proxy contest to replace one or more directors. Our choice of which directors to challenge in such a proxy contest would depend on our view of which - if any - directors have resisted the tough but necessary changes needed to turn around the Company’s operating performance. If elected under such circumstances, it is likely that we would propose that the board closely investigate the potential benefits to shareholders of replacing some, or all, of the Company’s senior management group.

[11]	An alternative with similar benefits would be to allow the President to remain as Chairman of the Board, but to appoint an independent director as lead director, with responsibility for calling meetings of the independent directors and shared responsibility with the Chairman for setting agendas of board meetings. This step could be coupled with the creation of an Executive Committee that would include both the Chairman and the Lead Director.

CUSIP No 264142100

We have a single and focused goal in mind at Duckwall-ALCO Stores – to ensure that the optimum financial performance is achieved for the Company (and thereby, the maximum share price for its shareholders). We are hopeful that this can be accomplished in a way in which all interested parties ultimately gain – shareholders, management and employees. The interests of all parties are, and should be, we believe, closely aligned – we will all gain from a stronger, more efficient and more profitable company. It is management’s job to make this happen and it is the board’s function to ensure that they do so. However, where we are given no choice, and where our confidence in this alignment of interests is broken, we are prepared and ready to take what steps are necessary to ensure that the Company and its shareholders gain.

Yours sincerely,

/s/ Raymond A.D. French
Raymond A. D. French
Chairman

Cc:

Mr. Jeffrey Macke (Director)

Mr. Lolan C. Mackey (Director)

Mr. Dennis A. Mullin (Director)

Mr. Warren H. Gfeller (Director)

Mr. Richard A. Mansfield (Vice President - Finance and Treasurer)